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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 6)*

                                    BARRA, Inc.
                     ------------------------------------------
                                  (Name of Issuer)

                                    Common Stock
                     ------------------------------------------
                           (Title of Class of Securities)

                                    068313-10-5
                     ------------------------------------------
                                   (CUSIP Number)

                                      3/16/98
                     ------------------------------------------
                           Date of Event Which Requires
                              Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d(c)
[X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  068313-10-5               13G                      Page 2 of 9 pages
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--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

          A.   Andrew Rudd
          B.   Virginia Rudd
          C.   Rudd Family Trust

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /
     (b) / /

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          A.   England
          B.   England
          C.   California
--------------------------------------------------------------------------------

         NUMBER OF                 (5)  SOLE VOTING POWER
          SHARES                        A.   12,000
        BENEFICIALLY                    B.   0
         OWNED BY                       C.   0
           EACH
         REPORTING                 ---------------------------------------------
          PERSON                   (6)  SHARED VOTING POWER
           WITH                         A.   2,681,750
                                        B.   2,681,750
                                        C.   2,644,250
                                        (See Item 6 on page 5 of this statement)
                                   ---------------------------------------------
                                   (7)  SOLE DISPOSITIVE POWER
                                        A.   12,000
                                        B.   0
                                        C.   0

                                   ---------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        A.   2,681,750
                                        B.   2,681,750
                                        C.   2,644,250
                                        (See Item 6 on page 5 of this statement)


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CUSIP No.  068313-10-5               13G                      Page 3 of 9 pages
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--------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     A.   2,693,750
     B.   2,681,750
     C.   2,644,250
     (See Item 6 on page 5 of this statement)

--------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     (See Item 6 on page  5 of this statement)

--------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     A.   19.7 %
     B.   19.6 %
     C.   19.3 %

--------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     A.   IN
     B.   IN
     C.   00 (Trust)

--------------------------------------------------------------------------------
ITEM 1(a).     NAME OF ISSUER

               BARRA, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               1200 Milvia Street
               Berkeley, CA  94704

ITEM 2(a).     NAME OF PERSONS FILING

               A.   Andrew Rudd
               B.   Virginia Rudd
               C.   Rudd Family Trust

               This Schedule 13G is filed on behalf of Andrew Rudd, Virginia Rudd and the Rudd Family Trust ("Reporting Persons") pursuant to Rule 13d-1(k)(1). Agreements of the Reporting Persons that this
               Schedule 13G is filed on behalf of


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CUSIP No.  068313-10-5               13G                      Page 4 of 9 pages
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               each of the Reporting Persons is attached hereto as Exhibit A and
               Exhibit B (See also Item 6 on page  5 of this Statement)

ITEM 2.(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

               A.   35 Valley View Road, Orinda CA  94536
               B.   35 Valley View Road, Orinda CA  94536
               C.   35 Valley View Road, Orinda CA  94536


ITEM 2(c).     CITIZENSHIP OR PLACE OF ORGANIZATION

               A.   England
               B.   England
               C.   California

ITEM 2(d).     TITLE OF CLASS OF SECURITIES

               A.   Common Stock
               B.   Common Stock
               C.   Common Stock

ITEM 2(e).     CUSIP NUMBER

               068313-10-5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13-d-1(b), OR 13-d-2(b), CHECK WHETHER OR NOT THE PERSON FILING IS A:

               N/A

               If this Statement is filed pursuant to Section 240.13d-1(c), check this box [X]

ITEM 4.        OWNERSHIP

               The information required by this Item 4 is set forth on the cover page of this Schedule 13G in Items 5-11 and is incorporated herein by this reference. See Item 6 below.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               N/A



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CUSIP No.  068313-10-5               13G                      Page 5 of 9 pages
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ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               As of 3/31/98, the Rudd Family Trust (the "Trust") held title to 2,644,250 shares of Common Stock of BARRA, Inc. (the "Stock"). Andrew Rudd ("Dr. Rudd") and his wife, Virginia Rudd, are the trustees of the Trust and, as such, share the voting and dispositive powers for such Stock. The Trust's interest in such Stock represented approximately 19.3 % of the issued and outstanding Stock as of 3/31/98.

               As of 3/31/98, the Rudd Family Foundation (the "Foundation") held title to 37,500 shares of the Stock. Dr. Rudd, his wife and one of his sons are the trustees of the Foundation and, as such, share the voting and dispositive powers for such Stock. The Foundation's interest in such Stock represented less than five percent of the issued and outstanding Stock as of 3/31/98.

               As of 3/31/98, 48,448 shares of the Stock were held in equal parts by "Peter Rudd as custodian for [each of Dr. Rudd's four children] under the California Transfers to Minors Act" ("CUTMA") and 72,300 shares of the Stock were held by the CANN 1997 Trust ("CANN"). Neither Dr. Rudd nor the Trust has sole or shared voting or dispositive power over the Stock held by CUTMA or CANN. Accordingly, Dr. Rudd and the Trust each disclaims beneficial ownership of such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               N/A

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               N/A

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               N/A


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CUSIP No.  068313-10-5               13G                      Page 6 of 9 pages
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ITEM 10.       CERTIFICATION

               By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No.  068313-10-5               13G                      Page 7 of 9 pages
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                                      SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                  April 24, 1998
                                             -------------------------
                                                       Date

                                                 /s/ Andrew Rudd
                                             -------------------------
                                                     Signature

                                                    Andrew Rudd
                                             -------------------------
                                                     Name/Title


                                                  April 24, 1998
                                             -------------------------
                                                       Date

                                                 /s/ Virginia Rudd
                                             -------------------------
                                                     Signature

                                                    Virginia Rudd
                                             -------------------------
                                                     Name/Title


                                                  April 24, 1998
                                             -------------------------
                                                       Date

                                                 /s/ Andrew Rudd
                                             -------------------------
                                                     Signature

                                   Andrew Rudd, Trustee of the Rudd Family Trust
                                   ---------------------------------------------
                                                     Name/Title


                                                  April 24, 1998
                                             -------------------------
                                                       Date

                                                /s/ Virginia Rudd
                                             -------------------------
                                                     Signature

                                 Virginia Rudd, Trustee of the Rudd Family Trust
                                 -----------------------------------------------
                                                     Name/Title


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CUSIP No.  068313-10-5               13G                      Page 8 of 9 pages
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                                      EXHIBIT A

                    AGREEMENT REGARDING FILING OF SCHEDULE 13G
                      FOR SHARES HELD BY THE RUDD FAMILY TRUST

Andrew Rudd, Virginia Rudd, Andrew Rudd as the Trustee of the Rudd Family Trust and Virginia Rudd as the Trustee of the Rudd Family Trust ("Reporting Persons") agree that Schedule 13G to be jointly filed with the Securities and Exchange Commission pursuant to Rule 13(d)-1(k)(1) of the Securities Exchange Act of 1934, with respect to the reporting of the common beneficial ownership of the Reporting Persons of 2,644,250 shares of Common Stock of BARRA, Inc. held in the Rudd Family Trust, is filed on behalf of each of them.

Dated: April 24, 1998

             /s/ Andrew Rudd                        /s/ Virginia Rudd
 --------------------------------------  --------------------------------------
               Andrew Rudd                            Virginia Rudd



RUDD FAMILY TRUST

             /s/ Andrew Rudd
---------------------------------------
          Andrew Rudd, Trustee

          /s/ Virginia Rudd
---------------------------------------
         Virginia Rudd, Trustee


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CUSIP No.  068313-10-5               13G                      Page 9 of 9 pages
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                                     EXHIBIT B

                    AGREEMENT REGARDING FILING OF SCHEDULE 13G
                   FOR SHARES HELD BY THE RUDD FAMILY FOUNDATION

Andrew Rudd and Virginia Rudd (the "Reporting Persons") agree that Schedule 13G to be filed jointly with the Securities and Exchange Commission pursuant to Rule 13(d)-1(k)(1) of the Securities Exchange Act of 1934, with respect to the reporting of the common beneficial ownership of the Reporting Persons of 37,500 shares of Common Stock of BARRA, Inc. held in the Rudd Family Foundation, is filed on behalf of each of them.

Dated:  April 24, 1998

             /s/ Andrew Rudd                        /s/ Virginia Rudd
 --------------------------------------  --------------------------------------
               Andrew Rudd                            Virginia Rudd